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[LOGO OF JHON HANCOCK COMPANY]   John Hancock Life Insurance Company of New York
                                 A Stock Company

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                              SUPPLEMENTARY BENEFIT
                        EXTENDED NO-LAPSE GUARANTEE RIDER
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This rider is part of the policy to which it is attached in consideration of the application and charges for this rider. It takes effect at the same time as your policy. Except where the rider provides otherwise, it is subject to all the provisions of your policy. While this rider is in effect, we reserve the right to restrict availability of certain Investment Accounts, in which case no transfers or payments may be allocated to such restricted Investment Accounts. The Investment Accounts which are available and those which are restricted while this rider is in effect are specified in the allocation section of your application. However, should a transfer be effected in error to a restricted Investment Account, upon discovery of such error, we will notify you accordingly that you have 30 days to re-allocate the subject funds out of the restricted Investment Account into an available Investment Account. If you fail to make a corrective re-allocation, this rider will terminate at the end of such 30 day period.

BENEFIT PERIOD
This benefit applies to your policy for the duration shown in the Policy Specifications section for this rider.

BENEFIT COST
The monthly cost for this benefit is included as part of the Monthly Deduction under your policy. It is shown in the Policy Specifications section for this rider.

BENEFIT
This benefit extends the No-Lapse Guarantee Period provided by your policy for the Base Face Amount. The Extended No-Lapse Guarantee Period applicable to the policy is shown in the Policy Specifications section for this rider. Provided this benefit is in effect, we guarantee that during this extended period, your policy will not go into default if the Net Cash Surrender Value falls to zero or below provided the policy satisfies an Extended Cumulative Premium Test as described below.

EXTENDED CUMULATIVE PREMIUM TEST
This test will be performed on any Processing Date during the Extended No-Lapse Guarantee Period that your policy would otherwise be in default in the absence of this rider. Your policy will satisfy the test if the sum of the premiums received, less any Policy Debt, and less any withdrawals, taken on or before the date of any test; is equal to or greater than the sum of the monthly Extended No-Lapse Guarantee Premiums due from the Policy Date to the date of the test. The test will exclude any period during which the Life Insured was totally disabled if the Total Disability Waiver Of Monthly Deductions Rider Supplementary Benefit is included in the policy. The Extended No-Lapse Guarantee Premium is shown as an annualized amount in the Table of Values in Section 1 of the policy. The monthly Extended No-Lapse Guarantee Premium is one twelfth of this annualized amount.

The Extended No-Lapse Guarantee Premium may change if any of the following changes occur under your policy:

        (a)     you add, terminate, or change a Supplementary Benefit rider;
        (b)     you change the Death Benefit Option under your policy;
        (c) there is a change in the Base Face Amount or the Supplemental Face Amount of the policy; or
        (d)     there is a change in the Life Insured's Risk Classification.

We will inform you of any change to the Extended No-Lapse Guarantee Premium resulting from any such change. The revised premium will be effective from the date of the change. For the purpose of performing the Extended Cumulative Premium Test, we will use the Extended No-Lapse Guarantee Premiums in effect as of the Policy Date up to the date of the change, including any revised premiums in effect as of the date of a prior change.

                                                                     (continued)

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GRACE PERIOD
The Grace Period provision of the policy applies to this rider as well. However, while this rider is in effect, if the policy is in the Extended No-Lapse Guarantee Period, and the Extended Cumulative Premium Test has been met, then the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will be subject to termination. The amount required to maintain any Supplemental Face Amount and any applicable Supplementary Benefit riders is equal to the Default Payment specified in the Grace Period provision of the policy. If a payment at least equal to the Default Payment is not received by the end of the Grace Period, then any Supplemental Face Amount, and any Supplementary Benefit riders (unless otherwise stated therein), will cease to be in effect and will be terminated from the policy.

Failure to Meet Extended Cumulative Premium Test
If the policy is in the Extended No-Lapse Guarantee Period, and the Extended Cumulative Premium Test has not been met, then the Base Face Amount, any Supplemental Face Amount, and any Supplementary Benefit riders will go into default, as described in the Grace Period provision of the policy. The Grace Period Duration and Default Payment provisions described in the policy will apply. In lieu of the Default Payment, however, you may pay the shortfall needed to meet the Extended Cumulative Premium Test, in which case the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will terminate as of the end of the Grace Period. The shortfall will be equal to the amount necessary to satisfy the Extended Cumulative Premium Test as of the date of default, plus the Extended No-Lapse Guarantee Premium for the next three Policy Months.

TERMINATION
This rider terminates at the earliest of:

        (a) the end of the Extended No-Lapse Guarantee Period shown in the Policy Specifications section for this rider;

        (b) the end of the Grace Period for which you have not paid the amount necessary to bring this benefit out of default;

        (c) the end of the 30 day period from the date we notify you of discovery that a transfer was effected in error to a restricted Investment Account and you do not re-allocate the subject funds out of the restricted Investment Account into an available Investment Account;

        (d)     the date your policy terminates;

        (e) the date we receive your written request for termination of this rider.

This rider cannot be reinstated after it terminates.

                                                      Signed for the Company by:

                                                      /s/ James D. Gallagher

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1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]
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                          SUPPLEMENTARY BENEFITS

             Benefit    Extended No-Lapse Guarantee Rider

        Life Insured    [John J. Doe]

              Age at
      Effective Date    [35]

      Effective Date    [May 1, 2005]

   Extended No-Lapse
    Guarantee Period    Next [66] Policy Years following the
                        No-Lapse Guarantee Period applicable
                        to the Base Face Amount, [until Life
                        Insured's attained age 121]

   Extended No-Lapse
   Guarantee Premium    $[4,034.00]

Monthly Benefit Cost    $[15.00]

                 Sex    [male]

                Risk
      Classification    [non-smoker, standard class]

          Additional
             Ratings    [not applicable]